Mail Stop 3561

July 7, 2006

James A. McGrady
Executive Vice President, Chief Financial Officer and Treasurer
Retail Ventures, Inc.
3241 Westerville Road
Columbus, Ohio 43224

  Re: **Retail Ventures, Inc.**
     Amendment No. 1 to Registration Statement on Form S-3
     Filed June 23, 2006
     File No. 333-134225

Dear Mr. McGrady:

  We have reviewed your amendment and have additional comments. Please respond to our comments as appropriate. After reviewing this information, we may raise additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies, page 38

1. In future filings, please revise your disclosures to provide a note to your financial statements regarding your self insurance reserves. See APB22. Please ensure that your note discusses your policy towards claims incurred but not filed as well as stop loss limits provided by your insurers.

2. Please tell us the reason for the significant change in your self insurance reserve balance. Revise your discussion of critical accounting policies to disclose the reasons for changes from period to period.

3. Please confirm that no items are classified within other accrued expenses or other non-current liabilities that exceed five percent of total liabilities. To the extent items exceed five percent please state them separately or, for added transparency, disclose the composition of these line items in your notes. See Rule 5-02.24 of Regulation S-X.

Revenue Recognition, page F-12

4. We note your response to comment 17 in our letter dated June 16, 2006. Please tell us how much you have deferred related to unused gift cards at each balance sheet date. To the extent that this amount is material to your balance sheet and if there is a low likelihood that the amounts accrued will be utilized by customers it may be necessary to provide additional disclosure regarding your accounting policy as well as the balance and nature of the account. See APB 22 and paragraph 17 of SFAS 5.

Stock Option Plans, page F-17

5. We note your response to comment 18 in our letter dated June 16, 2006. Please tell us if you classify a portion of the compensation expense as current and non current liabilities as it relates to the timing of employee service.

*****

Please respond to our comments as appropriate. We may have additional comments after reviewing your responses to our comments. You may contact Brian McAllister at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3750 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert M. Chilstrom, Esq.
        Fax: (917) 777-2588